Writer's Direct
310-482-5821
fax: 310-482-5820
jharper@stamps.com

June 30, 2006

VIA EDGAR CORRESPONDENCE

Adam Phippen
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stamps.com Inc. ("Stamps.com") or (“the Company”) Form 10-K for Fiscal Year Ended December 31, 2005

Dear Mr. Phippen:

This letter shall serve as Stamps.com's response to the comments raised in your letter sent to Stamps.com dated June 1, 2006. Our response to each comment shall be set forth in sequence immediately below each individual comment. Stamps.com shall incorporate such information in future filings.

1.	In future filings please disclose cash dividends declared per share for each fiscal year presented.

Future filings will include cash dividends declared per shares for each fiscal year presented as requested as part of Item 6. - Selected Financial Data.

2.
Please tell us more about and expand your disclosure in future filings to clarify the nature of your branded insurance program, including how you generate income from the program. Also discuss the significance of the income generated under this program.

Our branded insurance program is a service offered to our customers that allows the purchase of package insurance at a 10% discount to the rates offered by the U.S. Postal Service. In this arrangement we provide the insurance functionality within our client software, branded as Stamps.com Insurance. As insurance is purchased, we pass along the necessary information to the package insurance provider, Parcel Insurance Plan, which is then underwritten by Fireman's Fund insurance company. Insurance revenue represents the gross amount charged to the customer for purchasing insurance and the related cost represents the amount paid to the provider, (Parcel Insurance Plan). We recognize revenue on insurance purchases upon the ship date of the insured package. Total revenue for our branded insurance program was approximately $1.4 million, or approximately 2% of total revenue for the year ended December 31, 2005 and $1.2 million, or approximately 3% of total revenue for the year ended December 31, 2004.

Future filings will include expanded disclosure detail regarding our insurance offering as requested.

3.
Based on the discussion of your results of operations, we understand that in fiscal 2004, you incurred a material charge relating to cash and stock distributed to employees as compensation for a loss in value of employee stock options. Please explain to us in more detail what happened in this transaction. Also explain to us your accounting for the transaction, and the basis in GAAP for your accounting. Please also revise your future filings to provide footnote disclosure regarding this and other similar employee compensation transactions. Refer to paragraph 47 of SFAS 123, and paragraphs 64 and A240.g of SFAS 123(R), as applicable.

In January 2004, our Board of Directors declared a return of capital cash dividend of $1.75 per share to stockholders of record as of the close of business on February 9, 2004, which was paid on February 23, 2004. Based on 45,045,514 (22,522,757 shares after the 1:2 reverse split in May 2004) common shares outstanding, less treasury stock of approximately 648,000 (324,000 shares after the 1:2 reverse split) on the date of record, February 9, 2004, the total cash dividend paid to stockholders was approximately $78 million.

As a result of the cash distribution relating to the return of capital cash dividend and pursuant to FASB Interpretation No. 44, the exercise price of all active employee stock options prior to the ex-dividend date was reduced. Outstanding options with a strike price greater than or equal to the fair market value (“FMV”) of the stock immediately prior to the ex-dividend date received a strike price reduction equal to the cash distribution, or $1.75 per share. For outstanding options with a strike price below the FMV immediately prior to the ex-dividend date, the reduction was such that the aggregate intrinsic value of the options was not increased, and the ratio of exercise price to market price per share was not reduced. In addition, we recognized approximately $3.1 million of compensation expense during the first quarter of 2004 related to our return of capital dividend and its impact on our employee stock options. This expense was allocated among cost of sales, sales and marketing, research and development and general and administrative categories, based on individual employee costs and positions.

Future filings will reference the above where appropriate.

4.
Service fee revenue increased from $27.9 million in fiscal 2004 to $42.4 million in fiscal 2005, an increase of 52%. You disclose that the increase in service fee revenue is primarily due to the growth of your customer base and the migration of your existing customers to plans with higher price points; however, you do not quantify the impact of either. In future filings please quantify the impact related to each. You may also want to disclose average monthly service fees per customer or a similar measure for comparative periods. Please show us how your revised disclosures would read for the years ended December 31, 2005 and 2004.

Future filings will include disclosure detail such as the following:

Service fee revenue increased from $27.9 million in fiscal 2004 to $42.4 million in fiscal 2005, an increase of 52%. The increase in service fee revenue is primarily due to the growth of our customer base and an increase in the average service fee revenue per customer. Gross customers acquired were approximately 284,000 during fiscal year 2005, up from approximately 241,000 customers acquired during fiscal year 2004. The average service fee revenue per customer increased 30% or $40 to $174 for fiscal 2005 from $134 in fiscal 2004. The increase in average service fee revenue per customer is due to the migration of our existing customers from our Simple Plan price point of $4.49 per month to the Power/Pro Plan at $15.99 per month throughout 2005 and the introduction of our Premier Plan at $24.99 per month in July 2005. As of December 31, 2005, there approximately 328,000 Power/Pro Plan or Premier Plan customers which accounted for 94% of total registered customers as compared 182,000 customers or 51% of total registered customers as of December 31, 2004. As a percentage of total revenue, service fee revenue decreased four percentage points from 73% in fiscal 2004 to 69% in fiscal 2005. The decrease in service fee revenue as a percentage of total revenue is attributable to the increase in revenue from our PhotoStamps product. We expect total service fee revenue to continue to increase in future periods on an absolute basis as we complete the migration of our Simple Plan customers to the Power/Pro Plan and as we continue to increase our customer base. As a percentage of revenue, service fee revenue may decline over future periods if the USPS allows us to continue to sell PhotoStamps beyond the end of our second test period.

5.
In light of the significance of your “product and other, net” revenues relative to total revenues, please revise the discussion of your results of operations in future filings to explain the nature and significance of each of the revenue streams included in this line item, and to explain any significant changes in the revenue streams over the periods presented. In this regard, we understand that this line item includes revenues from supplies store sales, the branded insurance program, licensing agreements, and advertising/3rd party sales commissions. Show us how the revised disclosure will read in future filings. Please also see the related comment below on your statements of operations presentation of this line item.

Future filings will include a break out of “product sales” as detailed in the “Results of Operations” discussion as follows:

Results of Operations

Years Ended December 31, 2005 and 2004

During fiscal year 2005, we continued strong revenue growth both in service fee subscription and Supplies Store revenue, with total revenue reaching approximately $61.9 million. We continued to see positive trends on usage of our service during the year as a result of the improvements we made to our core product software features. Total postage printed using our service during fiscal year 2005 was up 23% compared to fiscal year 2004. We continued to attract a significant number of new customers from online advertising and direct mail, our primary marketing channels. Gross customers acquired were approximately 284,000 during fiscal year 2005, up from approximately 241,000 during fiscal year 2004. Furthermore, during the second quarter of fiscal 2005, under the authorization of the US Postal Service we launched our second market test of PhotoStamps, which is currently expected to last through May 2006.

The following table sets forth our results of operation as a percentage of total revenue for the periods indicated:

	Twelve months ended December 31,
	2005	2004
Total Revenues
Service	69%	73%
Photostamps	14%	6%
Product	12%	15%
Other	5%	6%
Total revenues	100%	100%
Cost of revenues
Service	14%	25%
Photostamps	9%	4%
Product	4%	4%
Product and other	1%	2%
Total cost of revenues	28%	35%
Gross profit	72%	65%
Operating expenses:
Sales and marketing	32%	33%
Research and development	11%	16%
General and administrative	16%	34%
Total operating expenses	59%	83%
Income (loss) from operations	13%	(18)%
Other income, net	4%	6%
Income (loss) before income taxes	17%	(12)%
Provision for income taxes	—	—
Net income (loss)	17%	(12)%

Revenue. Revenue was derived primarily from four sources: (1) service fees charged to customers for use of our PC Postage service; (2) PhotoStamps revenue from the sale of PhotoStamps; (3) product revenue from the direct sale of consumables and supplies from our supplies store; and (4) other revenue, consisting of advertising revenue from controlled access advertising to our existing customer base, insurance revenue from our branded insurance offering, and licensing revenue. Revenue increased from $38.1 million in fiscal 2004 to $61.9 million in fiscal 2005, an increase of 62%.

Service fee revenue increased from $27.9 million in fiscal 2004 to $42.4 million in fiscal 2005, an increase of 52%. The increase in service fee revenue is primarily due to the growth of our customer base and the migration of our existing customers from our Simple Plan price point of $4.49 per month to the Power/Pro Plan at $15.99 per month and the Premier Plan at higher price points, resulting in higher service fee revenue per customer. As of December 31, 2005, Power/Pro Plan or Premier Plan customers accounted for 94% of total registered customers as compared to 51% as of December 31, 2004. As a percentage of total revenue, service fee revenue decreased four percentage points from 73% in fiscal 2004 to 69% in fiscal 2005. The decrease in service fee revenue as a percentage of total revenue is attributable to the increase in revenue from our PhotoStamps product. We expect total service fee revenue to continue to increase in future periods on an absolute basis as we complete the migration of our Simple Plan customers to the Power/Pro Plan and as we continue to increase our customer base. As a percentage of revenue, service fee revenue may decline over future periods if the USPS allows us to continue to sell PhotoStamps beyond the end of our second test period.

PhotoStamps revenue increased from $2.3 million in fiscal 2004 to $8.9 million in fiscal 2005, an increase of 283%. As a percentage of total revenue, PhotoStamps revenue increased eight percentage points from 6% in fiscal 2004 to 14% in fiscal 2005. The PhotoStamps revenue increase, both on an absolute basis and as a percentage of total revenue is primarily due to the increase in customer orders as a result of our marketing efforts, and from seasonal demand during the holiday period. If the USPS approves our continued sale of PhotoStamps we expect this revenue category to increase on both an absolute basis and as a percentage of total revenue.

Product sales increased from $5.5 million in fiscal 2004 to $7.4 million in fiscal 2005, an increase of 33%. The increase is primarily due to the expansion of our consumable and supplies sales through our Supplies. During the year we expanded the number of available products from approximately 86 stock keeping units (“SKUs”) as of December 31, 2004 to approximately 160 SKUs at the end of December 31, 2005, including specialty NetStamps labels, shipping labels, mailing labels, dedicated postage printers, digital scales, and printer cartridges, among other items. As a percentage of total revenue, product sales decreased three percentage points from 15% in fiscal 2004 to 12% in fiscal 2005 as a result of greater increases in revenue from service fees and PhotoStamps. We expect product sales and other revenue to continue to increase on an absolute basis as we add additional SKUs to our Supplies Store.

Other revenue increased from $2.3 million in fiscal 2004 to $3.3 million in fiscal 2005, an increase of 41%. The increase is primarily due to an increase in our enhanced insurance sales as a result of our continued effort to market to our existing customers and also due to the inclusion of four quarters of licensing revenue in fiscal 2005 as compared to two quarters in fiscal 2004. As a percentage of total revenue, other revenue decreased one percentage point from 6% in fiscal 2004 to 5% in fiscal 2005 as a result of greater increases in revenue from service fees, PhotoStamps and product sales. We expect other revenue to continue to increase on an absolute basis as we continue to market the use of our insurance offering to our existing and new customers.

Cost of Revenue. Cost of revenue principally consists of the cost of customer service, certain promotional expenses, system operating costs, credit card processing fees, the cost of postage for PhotoStamps, image review, printing and fulfillment costs for PhotoStamps, parcel insurance offering costs, customer misprints and products sold through our Supplies Store and the related costs of shipping and handling. Cost of revenue increased from $13.3 million in fiscal 2004 to $17.4 million in fiscal 2005, an increase of 31%. As a percentage of total revenue, cost of revenue decreased seven percentage points from 35% in fiscal 2004 to 28% in fiscal 2005. This decrease primarily relates to the promotional expense decline as a percent of revenue. Promotional costs are primarily incurred as customers are acquired and thereby may not correlate with changes in revenue.

Cost of service revenue decreased from $9.5 million in fiscal 2004 to $9.2 million in fiscal 2005, a decrease of four percent. As a percentage of total revenue, cost of service revenue decreased eleven percentage points from 25% in fiscal 2004 to 14% in fiscal 2005. The decrease in total cost of service is a result of a decrease in promotional expense, offset by an increase in cost of sales owing to an increase in credit card processing fees and an increase in customer support costs.

The decrease in promotional expense is attributable to the decrease in the redemption rate of our promotional offerings as well as a reduced carrying cost of promotional items. Promotional expenses are primarily incurred as customers are acquired and therefore may not correlate directly with changes in revenue. Promotional expense includes free postage and a free digital scale offered to new customers, and was approximately $2.2 million and $3.6 million in fiscal 2005 and 2004, respectively. Promotional expense, which represents a material portion of total cost of service revenue, is expensed in the period in which a customer is acquired. However, the revenue associated with the acquired customer is earned over the customer's lifetime. Therefore, promotional expense for newly acquired customers may be higher than the revenue earned from those customers in that period.

The increase in credit card processing fees is a result of higher total revenue levels. The increase in customer support costs is a result of growth in the customer support workforce needed to support more customers. In addition, during the first quarter of fiscal 2004, we incurred a charge of approximately $185,000 relating to cash and stock distributed to customer service employees as compensation for a loss in value of employee stock options as a result of our return of capital cash dividend of $1.75 per share in February 2004. We did not incur a similar charge in 2005 and we do not anticipate a similar charge in the future. We expect the total cost of service revenue to increase in future periods as we increase our customer base resulting in larger promotional expenses, higher credit card processing fees, and higher customer support costs.

Cost of PhotoStamps revenue increased from $1.5 million in fiscal 2004 to $5.5 million in fiscal 2005, an increase of 270%. As a percentage of total revenue, cost of PhotoStamps revenue increased five percentage points from four percent in fiscal 2004 to nine percent in fiscal 2005. The cost of PhotoStamps revenue increase, both on an absolute basis and as a percentage of total revenue, is primarily due to the increase in customer orders as a result of our marketing efforts, and from seasonal strength from holiday demands. Cost of PhotoStamps revenue includes the face value of the postage, credit card processing fees, customer support costs, and cost associated with the printing and fulfillment of the product. For the fiscal years ended December 31, 2005 and 2004, total cost of PhotoStamps revenue as a percent of PhotoStamps sales was 62% and 64%, respectively. As the gross profit contribution of PhotoStamps is significantly higher than that of our other sources of revenue, future increases in PhotoStamps sales would further increase the overall cost of revenue as a percent of total revenues. If the USPS approves our continued sale of PhotoStamps, we expect the total cost of PhotoStamps revenue to increase in future periods on both an absolute basis and as a percentage of total revenue.

Cost of product sales increased from $1.7 million in fiscal 2004 to $2.2 million in fiscal 2005, an increase of 30%. The increase in cost of product sales is primarily due to the increased sales of products offered through our Supplies Store. As a percentage of total revenue, cost of product sales were four percent in 2005 and 2004. We expect the cost of product sales to increase in future periods which is consistent with the aforementioned expectation that product sales will also increase in future periods.

Cost of other revenue decreased from $578,000 in fiscal 2004 to $535,000 in fiscal 2005, a decrease of 8%. The decrease in cost of other revenue is primarily due to the to the amortization cost of the patents related to licensing revenue as certain patents become fully amortized. As a percentage of total revenue, cost of other revenue decreased one percentage point from two percent in fiscal 2004 to one percent in fiscal 2005. We expect the cost of other revenue to remain at or near this level in future periods.

6.
Please revise your future filings to quantify and discuss the impact of increased PhotoStamps sales on your total cost of revenues as a percent of total revenues. Alternatively, you could add a discussion of the impact of increased PhotoStamps sales on your gross margins for each period presented. Since PhotoStamps revenues are growing significantly as a percentage of total revenues, and PhotoStamps revenues appear to generate significantly lower gross margins than your other sales, we believe such disclosure is necessary.

Future filings will include a discussion of the impact of increased PhotoStamps sales on our total costs of revenues as a percent of total revenues as noted above in reply to question 5.

7.
Reference is made to the revenue line item captioned “product and other, net.” Based on your disclosures elsewhere in the document, we understand that this line item includes both sales of tangible products and sales of services. Please revise your future filings to disaggregate sales of tangible products from sales of services and/or other sales. Since sales of tangible products and sales of services each exceed 10% of total revenues, it is not appropriate to aggregate these items into one line item. The related cost of revenues line item should be similarly revised.

Future filings will disaggregate sales of products from service fee revenue and other revenue and the related costs in the Statements of Operations as requested.

8.
We note your disclosure on page F-6 that one example of a significant estimate and/or assumption made by management in conjunction with preparing its financial statements is the estimate of promotional coupon redemptions. In future filings, please disclose the nature of your promotional coupon offerings and how you account for them, including the statements of operations line item where the cost of promotional coupons is included. To the extent that promotional coupons are classified as anything other than a reduction of revenues, please ensure we understand the basis for your classification.

Future filings will include this additional disclosure as requested.

9.
Please tell us in detail how you determined that the company has only one SFAS 131 reporting segment. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. Also tell us your basis for aggregating any identified operating segments, if applicable, including how you meet all of the aggregations criteria in paragraph 17 of SFAS 131.

Stamps.com is a provider of Internet-based postage solutions located in a single geographic location from which substantially all of its revenues are generated. While components of revenue include both services and products associated with our postage solutions, the Company’s Chief Executive Officer, who is the chief operating decision maker as defined in SFAS No. 131, evaluates performance, makes operating decisions and allocates resources based on the financial data provided in our financial statements as a single operating segment. In addition, discrete financial information is not generated, prepared or reviewed at any level that would allow for the creation of an additional operating segment.

10.
Your disclosure that write-offs against the allowance for doubtful accounts totaled $0 for the years ended December 31, 2005 and 2004, seems inconsistent with your disclosure on page 20 of Management’s Discussion and Analysis that in December 2005, you deemed 65,000 customers to be permanently uncollectible. Please explain to us and revise future filings to clarify this apparent inconsistency.

The disclosure on page 20 of Management’s Discussion and Analysis referred to above was related to the removal or forced cancellation of certain registered customers within our customer base. These customers were essentially removed due to their lack of use of our service for a certain period of time in conjunction with our inability to successfully bill them. As our revenue recognition is predicated upon the ability to successfully bill our customers, no revenue had been recognized for the customers removed, and as a result, there was no write-off associated with their removal.

We will revise future filings to clarify this item.

11.
Please revise your future disclosures regarding your principal executive and financial officers’ conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us for this Form 10-K and your Form 10-Q for the quarterly period ended March 31, 2006, that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-K and/or Form 10-Q accordingly.

Future disclosures regarding our principal executive and financial officers’ conclusion as to the effectiveness of our disclosure controls and procedures will be revised as requested. In addition, we confirm that our disclosures regarding the effectiveness of our disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures in our Form 10-K and Form 10-Q for the quarterly period ended March 31, 2006.

12.
Please confirm that the inclusion of your CEO, CFO and CAO’s titles was not intended to limit the capacity in which such individuals provided the certifications. In the future, eliminate reference to the CEO, CFO and CAO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31).

We confirm that the inclusion of our CEO, CFO and CAO’s titles was not intended to limit the capacity in which such individuals provided the certifications. In future filings, we will eliminate the reference to the CEO, CFO and CAO’s titles in the introductory paragraph of the certifications.

13.
Your disclosures of basic and diluted earnings per share excluding the effects of adopting SFAS 123R are non-GAAP measures. Accordingly, please revise future filings to include all of the non-GAAP disclosures required by SAB Topic 14G and Question and Answer 8 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures (available on our website at www.sec.gov).

Future filings will include all of the non-GAAP disclosures required as requested.

In connection with this response, we also include a statement from Stamps.com acknowledging the following:

•	Stamps.com is responsible for the adequacy and accuracy of the disclosure in the filings

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Stamps.com may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly (310-482-5821) if you would like us to provide further information or if you have any additional questions relating to this matter.

Sincerely,
/s/ JAMES A. HARPER
James A. Harper
Chief Accounting Officer, Vice President of Finance